Exhibit 99.1

SEADRILL PARTNERS LLC (SDLP) - FIRST QUARTER 2019 RESULTS

Highlights

•	Operating revenue of $203.7 million.

•	Operating income of $34.9 million.

•	Net loss of $51.3 million

•	Adjusted EBITDA[1] of $109.0 million.

•	Cash and cash equivalents of $772.9 million.

•	Economic utilization[2] of 97%.

•	Order backlog of $755 million as of May 23, 2019.

•	1 cent per common unit distribution for the first quarter of 2019.

Financial Results Overview

Total operating revenues for the first quarter were $203.7 million (4Q18: $219.6 million). The decrease was primarily due to a full quarter of idle time for the West Aquarius and slightly lower utilization on our working fleet, partially offset by the West Vencedor commencing operations in January and the West Capella operating for a full quarter.

Total operating expenses for the first quarter were $169.5 million (4Q18: $167.3 million). The increase was primarily related to West Capella and West Vencedor operations, partially offset by lower costs for the West Aquarius while idle. During the quarter, we re-categorized $3.3 million of certain general and administrative expenses to vessel and rig operating expenses which had no impact on total operating expenses.

Operating income was $34.9 million (4Q18: $49.1 million). The decrease was primarily due to the revenue and cost movements mentioned above, partially offset by the write off of $3.2 million in goodwill related to the early adoption of an accounting standard update in the fourth quarter not being repeated in the current quarter.

Net financial items resulted in an expense of $74.5 million (4Q18: expense of $83.8 million). The decrease in the expense was primarily due to a lower loss on the mark to market valuation of derivatives of $11.7 million (4Q18: loss of $21.4 million).

Loss before taxes was $39.6 million (4Q18: loss of $34.7 million).

Income tax expense was $11.7 million (4Q18: expense of $73.3 million). The decrease was primarily due to an uncertain tax position recorded in the fourth quarter relating to changes in US tax legislation not being repeated in the current quarter. This uncertain position continues to be evaluated and the US Department of Treasury is expected to provide additional guidance. In advance of receiving further guidance, the Company is considering approaches that may mitigate a portion of the uncertain position and no cash payment is expected at this stage.

[1]

Adjusted EBITDA refers to earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period the Company may have significant, unusual or non-recurring items which it may exclude from its Non US Generally Accepted Accounting Principles (“US GAAP”) earnings for that period. Please see Appendix A for a reconciliation of Adjusted EBITDA to net income, the most directly comparable US GAAP financial measure.

[2]	Economic utilization is calculated as total revenue, excluding bonuses, as a proportion of the full operating dayrate multiplied by the number of days on contract in the period.

The decrease in tax expense for the quarter was partly offset by the impact of a separate provision of the US tax reform, commonly referred to as BEAT. In the first quarter we recognized an income tax expense of approximately $7 million related to BEAT. Based on the current legislation in effect, we expect the full year 2019 BEAT impact to be approximately $20 million. Our US drilling contracts include a change in tax law provision, which we believe makes the BEAT liability reimbursable.

Net loss was $51.3 million (4Q18: net loss of $108.0 million). Seadrill Partners LLC Members had a net loss for the quarter of $25.1 million (4Q18: net loss of $59.1 million).

There was no Distributable Cash Flow for the first quarter and the quarterly distribution was maintained at 1 cent per common unit.

Commercial Developments

Current backlog stands at $755 million (Q4 2018: $920 million). The movements reflect consumption of $182 million, the early termination of the West Capricorn $18 million and new backlog of $35 million. The new backlog is made up as follows:

1.

Two fixed price options were exercised by Petronas for the West Capella in Malaysia adding $22 million in backlog. The contract is now expected to run until Q2 2020 and there are no further options remaining.

2.

A fixed price option was exercised by Petronas for the West Vencedor adding $3 million in backlog. The contract is now expected to run until Q2 2019 and its follow on work in Ivory Coast is expected to be in direct continuation with the current contract.

3.

Following the early termination of the West Capricorn, it has secured three well contract with two fixed price options with LLOG in the US Gulf of Mexico. Backlog is expected to be $10 million and the contract commenced in May 2019.

4.

In May, we expect the remaining contract term on the T-16 to be transferred to the T-15. The T-15 contract is expected to conclude at the end of September 2019, and the T-16 will be demobilized to Singapore and continued to be marketed.

We continue to see increased contracting activity in the deepwater market, in many instances with improved contract terms such as mobilization payments and certain capex being paid for by the customer. While the spot market for short term work remains competitive, forward rates and rates for longer term work are improving. We now believe there is enough volume in the market to keep our working fleet employed without extended periods of idle time and improved prospects for future refinancing.

Financing and Liquidity

As of March 31, 2019, cash and cash equivalents were $772.9 million (4Q18: $841.6 million). The decrease was primarily due to the maturity of a $100 million revolving credit facility, of which $50 million was drawn, and normal quarterly amortization, partially offset by operating cash flows.

Interest bearing debt was $3.0 billion as of March 31, 2019 (4Q18: $3.1 billion). The decrease was primarily due to the maturing revolving credit facility and quarterly amortization payments.

Net debt as at March 31, 2019 was therefore $2.2 billion (4Q18: $2.2 billion).

As of March 31, 2019, Seadrill Partners had interest rate swaps outstanding on principal debt of $2.8 billion, representing approximately 92% of gross debt obligations as of March 31, 2019. The average swapped rate, excluding fixed margins, is approximately 2.49%.

Refinancing of our debt maturing in the second half of 2020 and first quarter of 2021 is currently being evaluated. The Company’s good liquidity position allows for adequate time prior to the debt becoming due. We are aiming to be in a position to engage with stakeholders and/or capital markets later this year and will provide updates as appropriate.

Outlook

Adjusted EBITDA3 for the second quarter is expected to be slightly lower than the first quarter adjusted EBITDA at around $80 million, based on operating income of around $3 million, primarily reflecting:

•	Downtime on the West Auriga related to unplanned maintenance;

•	Early termination and new lower dayrate contract for the West Capricorn;

•	Idle time on the T-16 related to the transfer of its remaining contract term work to the T-15; and

•	Idle time on the West Capella prior to commencing its contract with Petronas in Q3.

May 23, 2019

The Board of Directors

Seadrill Partners LLC

London, UK

Questions should be directed to:

Mark Morris: Chief Executive Officer

John T. Roche: Chief Financial Officer

[3]	Refer to Appendix A

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates. In particular, statements regarding offshore drilling markets, the Company’s ability to make cash distributions, the expected performance of the drilling units in the Company’s fleet, estimated duration of customer contracts, contract dayrate amounts, contract backlog, forecasts of operating income and Adjusted EBITDA and the ability of the Company and Seadrill Limited to negotiate with lenders are considered forward-looking statements. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to offshore drilling market conditions including supply and demand, dayrates, customer drilling programs and effects of new rigs on the market, contract awards and rig mobilizations, contract backlog, the performance of the drilling units in the Company’s fleet, delay in payment or disputes with customers, the outcome of any pending litigation, our ability to successfully employ our drilling units, procure or have access to financing, liquidity and adequacy of cash flow from operations, fluctuations in the international price of oil, changes in governmental regulations that affect the Company or the operations of the Company’s fleet, increased competition in the offshore drilling industry, and general economic, political and business conditions globally. Important additional factors include our operational dependency on Seadrill Limited for certain management and technical support services and our ability to continue to comply with loan covenants. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the SEC. The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in $ millions)	March 31, 2019	March 31, 2018
	(Unaudited)	(Unaudited)
Operating revenues
Contract revenues	198.1	185.5
Reimbursable revenue	5.2	7.7
Other revenues	0.4	1.1

Total operating revenues	203.7	194.3

Operating expenses
Vessel and rig operating expenses	78.5	76.4
Amortization of favorable contracts	11.3	11.3
Reimbursable expenses	4.8	7.3
Depreciation and amortization	67.3	70.2
General and administrative expenses	7.6	10.9

Total operating expenses	169.5	176.1

Revaluation of contingent consideration	0.7	—

Total other operating income	0.7	—

Operating income	34.9	18.2

Financial and other items
Interest income	6.2	4.5
Interest expense	(68.8)	(56.3)
(Loss) / gain on derivative financial instruments	(11.7)	29.0
Foreign currency exchange gain	0.4	—
Other financial items	(0.6)	(3.1)

Net financial items	(74.5)	(25.9)

Loss before taxes	(39.6)	(7.7)

Tax expense	(11.7)	(8.6)

Net loss	(51.3)	(16.3)

Net loss attributable to Seadrill Partners LLC members	(25.1)	(3.2)

Net loss attributable to the non-controlling interest	(26.2)	(13.1)

Common units (basic and diluted)	75,278	75,278
Subordinated units (basic and diluted)	16,543	16,543

CONSOLIDATED BALANCE SHEETS

	As at March 31, 2019	As at December 31, 2018
(in $ millions)	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	772.9	841.6
Accounts receivables, net	137.6	150.9
Amount due from related party	6.2	6.4
Other current assets	98.7	110.6

Total current assets	1,015.4	1,109.5

Non-current assets
Drilling units	4,965.9	5,005.6
Deferred tax assets	7.6	7.7
Other non-current assets	45.0	62.6

Total non-current assets	5,018.5	5,075.9

Total assets	6,033.9	6,185.4

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	112.9	162.9
Trade accounts payable	30.8	25.7
Current portion of deferred and contingent consideration to related party	37.1	37.5
Related party payables	110.7	126.3
Other current liabilities	77.0	80.2

Total current liabilities	368.5	432.6

Non-current liabilities
Long-term debt	2,868.0	2,896.2
Long term deferred and contingent consideration to related party	14.5	21.5
Deferred tax liability	0.4	0.4
Other non-current liabilities	121.2	120.5

Total non-current liabilities	3,004.1	3,038.6

Total liabilities	3,372.6	3,471.2

Members’ capital:
Common unitholders (issued 75,278,250 units as at March 31, 2019 and December 31, 2018)	1,203.4	1,224.8
Subordinated unitholders (issued 16,543,350 units as at March 31, 2019 and December 31, 2018)	100.4	104.9

Total members’ capital	1,303.8	1,329.7
Non-controlling interest	1,357.5	1,384.5

Total equity	2,661.3	2,714.2

Total liabilities and equity	6,033.9	6,185.4

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended
	March 31, 2019	March 31, 2018
(in $ millions)	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net income	(51.3)	(16.3)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	67.3	70.2
Amortization of deferred loan charges	3.2	3.1
Amortization of favorable contracts	11.3	11.3
Unrealized gain on derivative financial instruments	12.8	(36.5)
Unrealized foreign exchange loss/(gain)	(0.5)	0.5
Payment for long term maintenance	(22.8)	(13.0)
Net movement in income taxes	0.1	(0.7)
Revaluation of contingent consideration	(0.7)	—
Accretion of discount on deferred consideration	1.0	1.7
Changes in operating assets and liabilities, net of effect of acquisitions
Trade accounts receivable	13.7	81.4
Prepaid expenses and accrued income	(0.2)	1.0
Trade accounts payable	5.1	5.4
Related party balances	(15.4)	3.9
Other assets	8.4	4.4
Other liabilities	(6.0)	(11.4)
Changes in deferred revenue	0.5	(1.6)
Other, net	0.2	—

Net cash provided by operating activities	26.7	103.4

Cash flows from investing activities
Additions to drilling units	(4.8)	(6.9)

Net cash used in investing activities	(4.8)	(6.9)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Three months ended
	March 31, 2019	March 31, 2018
(in $ millions)	Unaudited	Unaudited
Cash flows from financing activities
Repayments of long term debt	(81.4)	(56.3)
Repayments of related party debt	—	(4.1)
Contingent consideration paid	(7.7)	(11.9)
Cash distributions	(1.6)	(13.0)

Net cash used in financing activities	(90.7)	(85.3)

Effect of exchange rate changes on cash	0.1	(0.2)

Net (decrease)/ increase in cash and cash equivalents	(68.7)	11.0

Cash and cash equivalents at beginning of the period	841.6	848.6

Cash and cash equivalents at the end of period	772.9	859.6

UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS’ CAPITAL

(in $ millions)	Members’ capital
	Common units	Subordinated units	Total members’ capital	Non- controlling interest	Total equity
Balance at December 31, 2017 (audited)	1,208.9	94.8	1,303.7	1,398.1	2,701.8

Net loss	(2.7)	(0.5)	(3.2)	(13.1)	(16.3)
Cash distributions	(7.5)	—	(7.5)	(5.5)	(13.0)

Balance at March 31, 2018 (unaudited)	1,198.7	94.3	1,293.0	1,379.5	2,672.5

Balance at December 31, 2018 (audited)	1,224.8	104.9	1,329.7	1,384.5	2,714.2

Net loss	(20.6)	(4.5)	(25.1)	(26.2)	(51.3)
Cash distributions	(0.8)	—	(0.8)	(0.8)	(1.6)

Balance at March 31, 2019 (unaudited)	1,203.4	100.4	1,303.8	1,357.5	2,661.3

APPENDIX A - RECONCILIATION OF NON GAAP FINANCIAL MEASURES

Distributable Cash Flow (“DCF”)

DCF represents Adjusted EBITDA less tax payments, interest payments and an allowance for maintenance and replacement capital expenditures. The allowance for maintenance and replacement capital expenditures reflects the estimated capital expenditures required to maintain the long-term operating capacity of Seadrill Partners’ revenue generating capital assets. These estimates are determined in accordance with our operating agreement.

DCF is a quantitative standard used by investors in publicly traded partnerships and limited liability companies to assist in evaluating such entities’ ability to make quarterly cash distributions. DCF is a non-GAAP financial measure and should not be considered as an alternative to net income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

Under US GAAP Seadrill Partners is required to recognize changes in the market valuations of certain financial items in its statement of operations. These include the change in the fair value of its derivative instruments, principally interest rate swaps. These are non-cash gains or losses and will only become realized as the derivative matures or is terminated. These non-cash gains or losses are recorded in the statement of operations within financial items, and do not affect cash flow or the calculation of DCF. The below table reconciles net income to DCF.

	Three months ended
	March 31, 2019	December 31, 2018
(in $ millions)	Unaudited	Unaudited
Net loss attributable to Seadrill Partners LLC members	(25.1)	(59.1)

Net loss attributable to non-controlling interest [5]	(26.2)	(48.9)
Income tax expense	11.7	73.3
Interest income	(6.2)	(6.4)
Interest expense	68.8	68.0
Loss on derivative financial instruments	11.7	21.4
Other financial items	0.6	1.2
Foreign currency exchange	(0.4)	(0.4)
Depreciation and amortization	67.3	69.0
Loss on impairment of goodwill	—	3.2
Revaluation of contingent consideration	(0.7)	—
Amortization of favorable contracts	11.3	11.2
Mobilization fees recognized in income	(3.0)	(2.0)
Mobilization fees billed during quarter	2.5	3.3
Deferred consideration falling due in quarter	(3.3)	(3.6)

Adjusted EBITDA	109.0	130.2

Interest receipts	7.0	6.2
Interest payments (includes interest rate swap net settlements and payment of other financial items)	(62.9)	(66.3)
Income tax (payments)/receipts	(7.7)	0.2
Allowance for long term maintenance expenditure [6]	(18.7)	(18.7)
Allowance for replacement capital expenditure [6]	(38.0)	(35.5)

Distributable cash flow before allocation to non-controlling interest	(11.3)	16.1

Allocation to non-controlling interest	7.3	(2.9)

Distributable cash flow	(4.0)	13.2

Distribution declared in respect of quarter	0.8	0.8

[5]

The non-controlling interest comprises (i) the 42% Seadrill Limited Partner interest in Seadrill Operating LP, which owns an approximate 56% interest in the entity that owns and operates the West Capella and a 100% interest in the entities that own and operate West Aquarius, West Leo, West Vencedor and West Polaris (ii) the 49% Seadrill Limited Liability Company interest in Seadrill Capricorn Holdings LLC, which owns 100% entities that own and operate the West Capricorn, West Sirius, West Auriga and West Vela. There is no non-controlling interest existing for the T-15 rig and T-16 rig.

[6]

Our operating agreement requires that an estimate of the maintenance and replacement capital expenditures necessary to maintain our asset base be subtracted from operating surplus each quarter, as opposed to amounts actually spent. Seadrill Partners operating companies must make substantial capital and operating expenditures to maintain the operating capacity of its fleet, which will reduce cash available for distribution. In addition, each quarter we are required to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unit holders than if actual maintenance and replacement capital expenditures were deducted.

Adjusted EBITDA

Adjusted EBITDA represents earnings before interest, other financial items, taxes, non-controlling interest, depreciation and amortization and including deferred consideration payable to Seadrill Limited. Additionally, in any given period Seadrill Partners may have significant, unusual or non-recurring items which it may exclude from Adjusted EBITDA for that period. When applicable, these items are fully disclosed and incorporated into the reconciliation provided below.

Adjusted EBITDA is a non-GAAP financial measure used by investors to measure our ongoing financial and operating strength. Seadrill Partners believes that Adjusted EBITDA assists its investors by excluding the potentially disparate effects between periods of interest, other financial items, taxes and depreciation and amortization, which are affected by various and possibly changing financing methods, capital structure and historical cost basis and which may significantly affect operating income between periods.

Adjusted EBITDA should not be considered as an alternative to operating income or any other indicator of Seadrill Partners’ performance calculated in accordance with the US GAAP.

The table below reconciles operating income to Adjusted EBITDA.

	Three months ended
	June 30, 2019	March 31, 2019	December 31, 2018
(in $ millions)	Forecast	Unaudited	Unaudited
Operating income	3.3	34.9	49.1

Revaluation of contingent consideration	—	(0.7)	—
Loss on impairment of goodwill	—	—	3.2
Depreciation and amortization	68.4	67.3	69.0
Amortization of favorable contracts	11.3	11.3	11.2
Mobilization fees recognized in income	(3.2)	(3.0)	(2.0)
Mobilization fees billed during quarter	3.7	2.5	3.3
Deferred consideration falling due in quarter	(3.5)	(3.3)	(3.6)

Adjusted EBITDA	80.0	109.0	130.2

Net debt

Net debt is total interest bearing debt (gross of loan fees) net of cash and cash equivalents.

	As at March 31, 2019	As at December 31, 2018
(in $ millions)	Unaudited	Audited
Interest bearing debt (gross of loan fees)	3,003.3	3,084.7
Cash and cash equivalents	(772.9)	(841.6)

Net interest bearing debt	2,230.4	2,243.1